N E W S   R E L E A S E

OzEmail Teams with Seinfeld, Kevin Costner and Other Celebrities in Fight Against Breast Cancer

FOR MORE INFORMATION CONTACT:
Helen Forde - Sydney, Australia - (+61 2) 9433 2461, 0411 530 461

Sydney, Australia, 21 October, 1998 - OzEmail Limited (NASDAQ: OZEMY), the leading provider of comprehensive Internet services in Australasia, today appealed to the Web community to join the fight against breast cancer by participating in the first online Pink Ribbon Auction of Signature Bears signed by international entertainment and sporting stars.

"As a global real-time medium, the Web represents a powerful vehicle for organisations like the Sydney Breast Cancer Institute to raise awareness and find support for their cause," said OzEmail President and Chief Operating Officer, David Spence. "As Australia's largest Internet service provider, we are only too delighted to be able to assist the Institute in making use of the Net to their best advantage."

Working with the Sydney Breast Cancer Foundation, the fundraising arm of the Sydney Breast Cancer Institute, OzEmail hopes that the online auction will help bring the Institute closer to delivering breakthroughs in breast cancer research, screening, diagnosis and continual developments in treatment.

Statistics show that 1 in 11 women will be affected by breast cancer, which remains the most common cancer diagnosed in women in New South Wales and is the leading cause of death among women aged 25-40 years in Australia.

The 1998 Pink Ribbon Signature Bear Auction Web site opened today and is located at www.pinkribbonball.ozemail.com.au Internet users interested in placing a bid, must visit the Web site and fill in their contact details and their bid amount. The highest bid will be posted twice a day. The successful bidder will be contacted after the auction closes on Thursday 29 October at 5pm AEST.

The 8 Signature Bears to be auctioned online include:-

The Jerry Seinfeld Bear

The Star bear which has been signed by a host of international stars including Jack Nicholson, Kevin Costner, Antonio Banderas, Billy Joel and Bono and The Edge from U2

The Swimming Bear, signed at the 1998 Qantas Skins swimming meet by Australian swimming heroes from the Commonwealth Games including Kieran Perkins, Daniel Kowolski, Grant Hackett, Samantha Riley, Michael Klim as well as Olympic heroes from the past, Herb Elliot and Dawn Fraser

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The Cold Chisel Bear

The Tennis Bear, signed by 16 of the world's tennis stars including Patrick Rafter, Todd Woodbridge, Lleyton Hewitt, Venus and Serena Williams, and Arantxa Sanchez-Vicario.

The Wallabies Bears, signed by all living ex-captains of the Wallabies including Phil Kearns, Mark Ella, Symon Poidevin and many more

The Home and Away Bear, signed by Pink Ribbon Ball speaker and former breast cancer sufferer Belinda Emmett and the entire cast of Home and Away

The Kylie Minogue Bear

"I strongly encourage all Internet users and signature collectors to band together and offer a lending hand to help Australian women beat breast cancer," said Mr Spence. "With the high calibre of celebrity support already, I've no doubt that the Institute are one step closer to winning the fight against this disease."

About OzEmail
OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1996 Form 10-K dated March 31, 1997, and its Form 10-Qs dated August 13, 1996, November 14, 1996, May 8, 1997, August 13, 1997, and November 14, 1997.

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